Form 20-F
period 2025-12-31
Jinxin Technology Holding Co
filed 2026-04-28
CIK 1967631

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Tel: +86 21-5058-2081

E-mail: ir@namibox.com

Floor 8, Building D, Shengyin Building, Shengxia Road 666

Pudong District, Shanghai 201203

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

As of December 31, 2025, there were 1,423,285,396 ordinary shares outstanding, par value of US$0.00001428571428 per share.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in China

Jinxin Technology Holding Company is not a Chinese operating company but a Cayman Islands holding company with no business operations of its own. It conducts its China-based operations through its PRC subsidiary, or the WFOE, a consolidated variable interest entity, or the VIE, and the VIE’s subsidiaries. However, we and our shareholders do not have any equity interests in the VIE as current PRC laws and regulations restrict and impose conditions on direct foreign investment in companies that engage in certain services, such as value-added telecommunication services. As a result, we operate a significant portion of our businesses in China through certain contractual arrangements with the VIE. This structure allows us to be considered the primary beneficiary of the VIE for accounting purposes, which serves the purpose of consolidating the financial results of the VIE in our consolidated financial statements under generally accepted accounting principles in the U.S. (“U.S. GAAP”). This structure also provides exposure to foreign investment in such companies. As of the date of this annual report, these contractual arrangements have not been tested in a court of law in the PRC. The VIE is owned by certain nominee shareholders, not us. The nominee shareholders are also shareholders of our company. Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIE. Investors may never directly hold equity interests in the VIE under the current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our” or “Jinxin Technology” refers to Jinxin Technology Holding Company and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated VIE. We refer to Shanghai Jinxin Network Technology Co., Ltd. as the VIE in the context of describing their activities and contractual arrangements with us.

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

Our corporate structure involves unique risks to investors in the ADSs. In 2023, 2024 and 2025, substantially all of our revenues were derived from the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual rights over the assets of the VIE that conducts substantially all of our operations in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Similar to situations of many other countries, the PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, the PRC government has historically initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, strengthened supervision on overseas listings by China-based companies, including companies with a VIE structure, adopting new measures to extend the scope of cybersecurity reviews and data security protection, and expanding the efforts in anti-monopoly enforcement. The PRC government may also regulate our operations by adopting new laws and regulations from time to time. The PRC government has historically published policies that significantly affected certain industries. The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. Furthermore, the PRC government has recently made efforts to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” for detailed discussion.

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

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. Each of our current and former auditors is an independent registered public accounting firm headquartered in the United States. Our current auditor, Summit Group CPAs, P.C., is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

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

In addition, as described above, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. In connection with our prior initial public offering and Nasdaq listing, we had applied for and completed the cybersecurity review with respect to the listing of the ADSs on the Nasdaq pursuant to the Cybersecurity Review Measures. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under the Trial Measures and the Guidance Rules and Notice, and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on April 2, 2024. In addition, we are required to complete the filing procedures with the CSRC for our future overseas securities offerings under the Trial Measures.  See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required to maintain our listing status or conduct future overseas securities offerings. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.”

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

In 2023, 2024 and 2025, transfers of cash were made across our organization through capital injections and intra-group loans. As of December 31, 2025, Jinxin Technology Holding Company provided capital contributions of RMB146.9 million to the WFOE through its intermediate holding company. In 2023, 2024 and 2025, Jinxin Technology Holding Company transferred RMB55.9 million, RMB92.7 million and RMB7.8 million to the WFOE, respectively, by way of intra-group loans. In 2023, 2024 and 2025, the VIE transferred RMB32.0 million, RMB36.8 million and RMB17.6 million to the WFOE, respectively, through intra-group loans. In 2023, 2024 and 2025, the WFOE transferred RMB32.7 million, RMB32.9 million and RMB25.6 million to the VIE, respectively, through repayment of loans. Apart therefrom, no other cash or asset was transferred between Jinxin Technology Holding Company, its subsidiaries, and the VIE in 2023, 2024 and 2025.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIE and other entities for the years presented.

	For the Year Ended December 31, 2025
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	—	3,646	409,378	—	413,024
Cost of revenues	(489)	(2,079)	(364,898)	—	(367,466)
Gross (loss) profit	(489)	1,567	44,480	—	45,558
Total operating expenses	(45,745)	(6,115)	(97,951)	—	(149,811)
Operating loss	(46,234)	(4,548)	(53,471)	—	(104,253)
Net loss	(47,020)	(5,145)	(48,614)	—	(100,779)

	For the Year Ended December 31, 2024
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	—	752	405,647	—	406,399
Cost of revenues	(279)	(118)	(289,058)	—	(289,455)
Gross (loss) profit	(279)	634	116,589	—	116,944
Total operating expenses	(43)	(5,313)	(84,475)	—	(89,831)
Operating (loss) income	(322)	(4,679)	32,114	—	27,113
Net income (loss)	2,852	(7,214)	34,921	—	30,559

	For the Year Ended December 31, 2023
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	—	19	379,802	—	379,821
Cost of revenues	—	—	(220,051)	—	(220,051)
Gross profit	—	19	159,751	—	159,770
Total operating expenses	(32)	(5,758)	(73,927)	—	(79,717)
Operating (loss) income	(32)	(5,739)	85,824	—	80,053
Net income (loss)	3,320	(8,520)	88,692	—	83,492

The following tables present the summary balance sheet data for the VIE and other entities as of the dates presented.

	As of December 31, 2025
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	7,549	1,490	55,230	—	64,269
Other current assets	800	10,965	44,562	—	56,327
Intercompany receivable from subsidiaries	185,524	9,984	—	(195,508)	—
Intercompany receivable from WFOE	55,885	20,004	3,230	(79,119)	—
Investment in WFOE	—	146,935	—	(146,935)	—
Investment in subsidiaries	903	—	—	(903)	—
Other non-current assets	10,947	—	60,718	—	71,665
Total assets	261,608	189,378	163,740	(422,465)	192,261
Other current liabilities	—	1,549	77,299	—	78,848
Intercompany payables to parent company	9,142	222,627	4,072	(235,841)	—
Non-current liabilities	—	—	3,631	—	3,631
Total liabilities	9,142	224,176	85,002	(235,841)	82,479
Total shareholders’ equity (deficit)	252,466	(34,798)	78,738	(186,624)	109,782
Total liabilities and shareholders’ equity (deficit)	261,608	189,378	163,740	(422,465)	192,261

	As of December 31, 2024
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	10,995	22,437	59,154	—	92,586
Other current assets	—	5,115	77,044	(12,160)	69,999
Intercompany receivable from subsidiaries	189,107	—	—	(189,107)	—
Intercompany receivable from WFOE	55,874	—	—	(55,874)	—
Investment in WFOE	—	160,586	—	(160,586)	—
Other non-current assets	12,504	33	68,160	—	80,697
Total assets	268,480	188,171	204,358	(417,727)	243,282
Other current liabilities	9,873	4,245	72,837	(12,161)	74,794
Intercompany payables to parent company	—	244,981	—	(244,981)	—
Non-current liabilities	—	—	4,659	—	4,659
Total liabilities	9,873	249,226	77,496	(257,142)	79,453
Total shareholders’ equity (deficit)	258,607	(61,055)	126,862	(160,585)	163,829
Total liabilities and shareholders’ equity (deficit)	268,480	188,171	204,358	(417,727)	243,282

	As of December 31, 2023
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash and cash equivalents	58	24,299	50,775	—	75,132
Other current assets	713	6,575	65,416	—	72,704
Intercompany receivable from subsidiaries	186,176	—	—	(186,176)	—
Intercompany receivable from WFOE	55,874	—	—	(55,874)	—
Investment in WFOE	—	155,821	—	(155,821)	—
Other non-current assets	—	71	28,007	—	28,078
Total assets	242,821	186,766	144,198	(397,871)	175,914
Other current liabilities	—	3,322	46,862	—	50,184
Intercompany payables to parent company	—	242,050	—	(242,050)	—
Non-current liabilities	—	—	5,396	—	5,396
Total liabilities	—	245,372	52,258	(242,050)	55,580
Total shareholders’ equity (deficit)	242,821	(58,606)	91,940	(155,821)	120,334
Total liabilities and shareholders’ equity (deficit)	242,821	186,766	144,198	(397,871)	175,914

The following tables present the summary cash flow data for the VIE and other entities for the years presented.

	For the Year Ended December 31, 2025
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash used in operating activities	(1,350)	(3,564)	(5,441)	(14,229)	(24,584)
Cash flows from investing activities:
Net cash (used in) provided by investing activities	(903)	(10,000)	(13,690)	903	(23,690)
Cash flows from financing activities:
Net cash provided by (used in) financing activities	3,041	903	15,490	(903)	18,531
Effect of exchange rate changes on cash and cash equivalents	(4,234)	(8,286)	(283)	14,229	1,426
Net increase (decrease) in cash and cash equivalents	(3,446)	(20,947)	(3,924)	—	(28,317)
Cash and cash equivalents at the beginning of year	10,995	22,437	59,154	—	92,586
Cash and cash equivalents at the end of year	7,549	1,490	55,230	—	64,269

	For the Year Ended December 31, 2024
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in) provided by operating activities	(22)	(1,863)	27,650	—	25,765
Cash flows from investing activities:
Net cash used in investing activities	(11,141)	—	(19,270)	—	(30,411)
Cash flows from financing activities:
Net cash provided by financing activities	22,100	—	—	—	22,100
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	10,937	(1,863)	8,380	—	17,454
Cash and cash equivalents at the beginning of year	58	24,300	50,774	—	75,132
Cash and cash equivalents at the end of year	10,995	22,437	59,154	—	92,586

	For the Year Ended December 31, 2023
	Jinxin Technology	Subsidiaries	VIE and its subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in) provided by operating activities	(1,613)	(4,252)	62,560	—	56,695
Cash flows from investing activities:
Net cash provided by (used in) investing activities	—	3,660	(34,290)	—	(30,630)
Cash flows from financing activities:
Net cash used in financing activities	(713)	(3,501)	(1,665)	—	(5,879)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—
Net (decrease) increase in cash and cash equivalents	(2,326)	(4,093)	26,605	—	20,186
Cash and cash equivalents at the beginning of year	2,384	28,393	24,169	—	54,946
Cash and cash equivalents at the end of year	58	24,300	50,774	—	75,132

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

Risks Related to Our Business and Industry

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

●	If we are not able to continue to attract and retain users, increase the spending of paying users on our contents, maintain or strengthen the cooperation with the major telecom operators in China and other business partners, we may not be able to sustain revenue growth, which may materially and adversely affect our business, financial condition and results of operations.

●	We have a limited operating history in an evolving market, which makes it difficult to predict our prospects and our business and financial performance.

●	If we fail to manage the growth of our business operations effectively, our business, financial condition and operating results may be materially and adversely affected.

●	We cannot assure you that we will be able to achieve or maintain profitability in the future.

●	We face competition, which may divert users to our competitors, lead to pricing pressure and loss of market share.

●	We face risks and uncertainties with respect to the development of relevant regulations. Failure to obtain and renew the requested licenses or permits in a timely manner or obtain newly required ones, due to adverse changes in regulations or policies, could have a material adverse impact on our business, financial condition and results of operations.

●	The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, and other employees, as well as the industry in which we operate, regardless of its accuracy, which could harm our reputation and business.

●	We may not be able to convert trial users of our Namibox to paying users of our digital educational content.

●	Our promulgation of new products and contents may not be successful and may expose us to new challenges and more risks.

●	We have exposure to interest rate risk.

Risks Related to Our Corporate Structure

●	Jinxin Technology is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Shanghai Jinxin. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Shanghai Jinxin and, consequently, significantly affect the financial condition and results of operations of Jinxin Technology. If the PRC government determines such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Shanghai Jinxin, which may materially and adversely affect our operations and the value of your investment.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and whether we can fulfill all the regulatory requirements with the existing VIE structure.

●	We rely on contractual arrangements with Shanghai Jinxin and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership, and Shanghai Jinxin’s shareholders may fail to perform their obligations under the contractual arrangements.

●	The shareholders of the VIE may have actual or potential conflicts of interest with us.

●	Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and additional tax may be imposed which could negatively affect our financial condition and the value of your investment.

●	If we exercise the option to acquire equity ownership and assets of Shanghai Jinxin, the ownership or asset transfer may subject us to certain limitations and substantial costs.

●	We may rely on dividends and other payments from Shanghai Mihe to fund cash and financing requirements, and any limitation on the ability of Shanghai Mihe to pay dividends to us could have a material adverse effect on our ability to conduct our business and pay dividends to our shareholders.

Risks Related to Doing Business in China

●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required to maintain our listing status or conduct future overseas securities offerings. Any failure of fully complying with the approval, filing or other requirements may completely hinder our ability to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.

●	Similar to situations of many other countries, the PRC government has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions or government policies may materially and adversely affect our business, financial condition, and results of operations.

●	We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has historically adversely affected our business, financial condition and results of operations.

●	We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.

●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our ADSs, or the threat of their being delisted and prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless.

Risks Related to Our ADSs

●	The trading price of the ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

●	We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

●	Our currently effective memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

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

We have experienced growth since the inception of our online operations. However, our historical growth may not be indicative of our future growth or financial results. For example, our revenues increased from RMB379.8 million in 2023 to RMB406.4 million in 2024, and further increased to RMB413.0 million (US$59.1 million) in 2025. We cannot assure you that we will be able manage the business growth at the same rate as we did in the past, or avoid any decline in the future. Our financial condition and results of operations may fluctuate due to a number of other factors, many of which are beyond our control, including:

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

We cannot assure you that we will be able to achieve or maintain profitability in the future.

We have incurred net losses and experienced negative cash flows from operating activities in the past. We recorded net income of RMB83.5 million and RMB30.6 million in 2023 and 2024, respectively. In 2025 we incurred a net loss of RMB100.8 million (US$14.4 million), primarily due to a significant increase in our general and administrative expenses, which was mainly attributable to the increase in share-based compensation expenses. While we had positive operating cash flows in 2023 and 2024, we experienced net cash outflow from operating activities of RMB24.6 million (US$3.5 million) in 2025.

We cannot assure you that we will be able to achieve or maintain profitability or maintain positive operating cash flows in the future. Our costs and expenses will likely increase in the future as we expect to continue to invest in expanding the scope and improving the quality of our product and content offerings as well as in marketing and branding efforts. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures, and affect our profitability. In addition, these efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Our ability to achieve and maintain profitability depends on our ability to improve our market position and profile, expand our user base, maintain high quality content offerings, increase our operational efficiency and obtain financing, which may be affected by numerous factors beyond our control. If we are unable to generate adequate revenue growth and manage our costs and expenses, we may not be able to achieve and maintain profitability, which may impact our business growth and adversely affect our financial condition and results of operations.

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

The VIE and its subsidiaries currently hold the Value-added Telecommunications Business Operating License, the Radio and Television Program Production and Operating Permit, the Internet Culture Operation License and the Publication Business License for our business operation. However, we, the VIE and its subsidiaries may be required to apply for and obtain additional licenses, permits or registrations, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to digital educational content business. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. As of the date of this annual report, we, the VIE and its subsidiaries have not obtained certain approvals, licenses and permits that may be required for some aspects of our operations. According to the Administrative Provisions on Internet Audio-Visual Program Services, a provider of internet audio-visual program services is required to obtain a license for online transmission of audio-visual programs, or License for Online Transmission of Audio-Visual Programs, issued by the State Administration of Press and Publication Radio, Film and Television. Moreover, an entity providing online publication services shall obtain an Online Publishing Service Permit. We, the VIE and its subsidiaries have not obtained the License for Online Transmission of Audio-Visual Programs and Online Publishing Service Permit since we, the VIE or its subsidiaries may not be eligible to apply for such license and permit under the current regulatory regime as a non-state-owned and non-state-controlled company. Historically, the VIE was fined by certain local regulators for an immaterial amount for failure to obtain the License for Online Transmission of Audio-Visual Programs and Online Publishing Service Permit. The VIE has paid the fine and made the corresponding rectification. We do not believe that these administrative penalties are material under the current regulatory environment.

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

We currently generate a significant portion of our revenue from a limited number of key customers. Our largest customer in each of 2023, 2024 and 2025 accounted for approximately 33.9%, 35.6% and 38.4% of our total revenues for the corresponding year, respectively.

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

We are subject to various regulatory requirements relating to the security and privacy of data, including PRC restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations Relating to Internet Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. For example, the PRC Cybersecurity Law was recently amended on October 28, 2025 and became effective on January 1, 2026, it is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services and from forcing users to give authorization in a disguised manner. Further, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires that, among others, network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. On June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, or the Date Security Law, which took effect on September 1, 2021. The PRC Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the Personal Information Protection Law, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer and security. We have been taking and will continue to take reasonable measures to comply with such announcement and provisions. However, as the announcement and provisions are relatively new, we cannot assure you we can adapt our operations to it in a timely manner. Besides the evolving regulations, we face challenges exposed by the wide array of different regulatory bodies and professional self-regulatory associations in the area, which impose different standards of data privacy regulations or non-binding self-regulatory rules related to data privacy from different perspectives, often times resulting in a more difficult position for us to comply with all such regulations and rules.

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

In addition to word-of-mouth referrals, we have been conducting other sales and marketing activities efficiently. We incurred sales and marketing expenses of RMB20.8 million, RMB19.4 million and RMB21.4 million (US$3.1 million) in 2023, 2024, and 2025, respectively.

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

In January 2025, we adopted the 2025 Share Incentive Plan (as amended and restated in April 2025), or the Amended 2025 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Amended 2025 Plan is 192,502,980. As of March 31, 2026, the number of underlying shares pursuant to the outstanding share awards granted under the Amended 2025 Plan amounted to 31,576,680 ordinary shares. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans—2025 Share Incentive Plan.”

For the years ended December 31, 2023, 2024 and 2025, we recognized share-based compensation expenses of RMB16 thousand, RMB7 thousand and RMB42.0 million (US$6.0 million), respectively.

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

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are a public company in the United States that are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Section 404 of the Sarbanes-Oxley Act, or Section 404, also requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2023 and 2024, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. Following the identification of the material weakness, we have implemented measures to address and remediate the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025 after the remediation. See “Item 15. Controls And Procedures— Management’s Annual Report on Internal Control Over Financial Reporting.”

We cannot ensure that the measures we have taken to date, and actions we may take in the future, will prevent or avoid potential future material weaknesses due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. Changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

In addition, as a public company, we have appointed independent directors and have adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance with acceptable policy limits and coverage, should we decide to obtain such insurance. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

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

The global macroeconomic environment is facing numerous challenges. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns over the relationship between China and other countries, including the surrounding Asian countries. Recent international trade disputes, including tariff actions announced by the United States, China and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures stimulate that overseas securities offerings and listing by PRC companies, either in direct or indirect form, shall be filed with the CSRC (“CSRC Filing”). Under the Trial Measures and the Guidance Rules and Notice, no overseas offering and listing shall be made by PRC companies, whether in direct or indirect form, where such offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules, including the Market Access Negative List (2025 Edition) issued by the National Development and Reform Commission, or NDRC, and MOFCOM, the Guiding Opinions of the State Council on Establishing a Sound System of Joint Incentives for Honesty and Joint Punishments for Dishonesty to Accelerate the Development of Social Integrity, and other laws, administrative regulations and relevant state provisions that restrict or prohibit listing and financing in the areas of industrial policy, production safety and industry supervision. PRC companies intending overseas offering and listing are required to obtain regulatory opinions, filings or approvals from government authorities of correspondent industries, if applicable, for CSRC Filing. The Trial Measures also stipulate that no overseas offering and listing shall be made where the intended securities offering and listing may endanger national security as reviewed and determined by competent government authorities under the State Council in accordance with PRC law. PRC companies intending overseas offering and listing shall strictly comply with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity, data security and etc. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. A PRC company that seeks to offer and list securities in overseas markets shall, as required by competent government authorities under the State Council, take measures such as timely rectification, commitment and divestiture of relevant business and assets, to eliminate or avert any impact on national security resulting from such overseas offering and listing. The Trial Measures also state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offerings and listings of our securities in an overseas market will be subject to the filing requirements under the Trial Measures. If we fail to complete the filing procedures with the CSRC for any future overseas securities offering, we may face sanctions by the CSRC, which may include fines and penalties, limitations on our operating privileges in the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in the PRC, restrictions on or delays to our future overseas securities offerings, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

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

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCPNPC issued the PRC Cybersecurity Law, which became effective on June 1, 2017 and was amended on October 28, 2025, with such amendment becoming effective on January 1, 2026. Pursuant to the PRC Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we previously had applied for and completed the cybersecurity review with respect to the listing of the ADSs on the Nasdaq pursuant to the Cybersecurity Review Measures. As of the date of this annual report, we have not been subject to any administrative penalties by the CAC for violation of any regulations and policies issued by the CAC.

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

Our current auditor, Summit Group CPAs, P.C., an independent registered public accounting firm that is headquartered in the United States and issues the audit report included elsewhere in this annual report, is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis.

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

We are permitted to elect to rely on home country practices to be exempted from the Nasdaq corporate governance requirements. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must: (i) have regularly scheduled executive sessions with only independent directors; and (ii) hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act regulating the liability for insiders who profit from trades made in a short period of time; (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD; (v) and certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, in applying the applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or IRS, will not take a position contrary to any position that we take regarding the determination of our PFIC status.

Changes in the nature or composition of our income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly), the nature and composition of our income and assets, and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations, which generally will be considered a passive asset. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or one or more future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the United States Internal Revenue Service, or IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

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

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our ADSs may be delisted, which could negatively impact the price of our ADSs and your ability to sell them.

Our ADSs are listed on the Nasdaq Capital Market. We cannot assure you that our ADSs will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum bid price, minimum market value of publicly held shares, and various additional requirements.

On January 29, 2026, we received a written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), indicating that for the last 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we are provided with a compliance period of 180 calendar days from the date of the notification, or until July 28, 2026, to regain compliance with Nasdaq’s minimum bid price requirement. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our ADSs could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our ADSs;

●	reduced liquidity with respect to our ADSs;

●	a determination that our ADSs are a “penny stock,” which will require brokers trading in our ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

4.B. Business Overview

We are an innovative provider of digital content and interactive communication services in China. Through both our own platform and the content distribution channels of our strong partners, we are committed to offering our users intelligent, engaging, and curriculum-aligned products powered by advanced AI, AR, and digital human technologies.

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

Our business has evolved significantly since inception and we have never stopped reimagining and innovating our products and digital contents. We are doing this not only to cater to, but influence, the learning habits and lifestyles of our users, to fulfill their goals and enrich their lives. With innovative and high-quality educational contents, we have built a trusted and well recognized brand, as well as a large user base throughout China. Since our inception, our Namibox app has amassed over 82 million cumulative downloads and more than 48.2 million registered users as of December 31, 2025. The high-frequency interactions we have with users and our unique access to a large amount of mission-critical learning data further provide us deep insights in K-9 education sector.

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

We have realized steady growth with healthy financial performance since inception. Our registered users increased from 39.5 million as of December 31, 2023 to 43.9 million as of December 31, 2024, and further to 48.2 million as of December 31, 2025. In addition, our revenues increased from RMB379.8 million in 2023 to RMB406.4 million in 2024, and further increased to RMB413.0 million (US$59.1 million) in 2025.

Our Core Products and Content Offerings

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

Parent-Child Learning Big Screen

In 2025, we collaborated with Hisense to develop and launch the “Parent-Child Learning Big Screen.” This device, designed as both a learning tool for kids and a trusted companion for parents, represents an innovative approach by integrating smart hardware technology with K-9 educational content and emotional engagement features.

The device features a 27-inch display with a retractable stand and omnidirectional wheels, enabling seamless adaptation to various home learning environments. Children can utilize the device for online classes in the living room, participate in parent-child fitness activities, engage in interactive mathematics lessons using weighing tools in the kitchen, or enjoy bilingual reading sessions in the bedroom. The device's mobility and multifunctional design facilitate transitions between learning mode and family mode, transforming parents from supervisors into active learning partners who can learn, read, exercise, and play alongside their children. In addition, powered by our proprietary digital educational content engine and advanced AI, AR, and digital human technologies, the device delivers comprehensive K9 educational materials and offers synchronized learning content enhanced with AI-driven personalization and interactive digital human elements, creating an engaging and adaptive learning experience tailored to individual student needs.

Our Users and Partners

Our Users for Namibox

We have a large user base throughout China. Namibox app has been downloaded more than 82 million times as of December 31, 2025. The number of our cumulative registered users increased from 39.5 million as of December 31, 2023 to 43.9 million as of December 31, 2024, and further to 48.2 million as of December 31, 2025. The number of paying users who paid subscriptions for digital educational content on Namibox app increased from 1.46 million in 2023 to 1.52 million in 2024 and remained stable at 1.51 million in 2025. Furthermore, we had a quite strong performance in terms of the retention of our paying users. The innovative and high-quality digital educational contents we offer has resulted in a highly engaged user base.

Through our Wechat enterprise account, we have been able to establish a strong private domain traffic pool, which facilitates closer relationships with our users, enables more precise marketing and enhances conversion rate. Since we launched our Wechat enterprise account in December 2021, we have recorded private traffic of over 339,900 users.

Our Business Partners

To further boost our user outreach, we also partner with major telecom and broadcast operators in China to embed access portals to our digital educational contents into their own TV and mobile networks, through which the educational contents are distributed as programs to end users. Leveraging the platforms of these telecom and broadcast operators, we are able to expand touchpoints of our contents and serve more potential users by tapping into the large and established user base of these telecom and broadcast operators. Our programs distributed through our partnered telecom and broadcast operators were viewed more than 920 thousand, 980 thousand and 1.1 million times per month on average in 2023, 2024 and 2025, respectively.

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

Content Development

We have strong in-house content development capabilities in digitized materials, amusement features, video and audio effects as well as art design. As of December 31, 2025, we had a dedicated team of 17 content development professionals, whose expertise spans a broad range of related fields, such as teaching and research, book and video editing, educational product design and development. The multidisciplinary nature of the content development process requires synergies and collaborations among teams of education specialists, scriptwriters, video and audio editing and engineers.

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

Fees from Our Users

Content-based subscription

We offer content-based subscription plan for most of our digital educational contents on Namibox, through which users can pay for specific digital textbooks on an individual, on-demand basis for an indefinite term. In 2025, our content-based subscription fees range from RMB25 to RMB50 per content.

Time-based subscription

We also offer membership programs, which are time-based subscription packages with an upgraded streaming experience and premium content and privileges. Our membership programs offer subscribing users unlimited access to all the digital educational contents available on the platform during a prescribed period of time. The list price of our membership subscription packages is typically RMB129 for three months and RMB365 for one year. We offer a wide range of subscription packages to suit users’ diversified needs and purchasing willingness.

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

We also conduct marketing campaigns both online and offline to enhance our brand awareness. In addition to Key Opinion Leader marketing on major social media platforms and display advertisements on streaming TVs, our partnership with major mainstream telecom and broadcast operators and well-known hardware manufacturers in China for distribution of our products and contents also effectively strengthens our brand. As part of our integrated distribution channels, we leverage the large user networks of these partners to promote our brand recognition and extend our reach to potential users in a cost-efficient manner. As of December 31, 2025, our contents and programs had been distributed through approximately 78 platforms operated by our partnered telecom and broadcast operators, covering 29 out of 34 provinces in China.

Technology

Technology is at the core of our business, driving our content development, product innovation and operational optimization. As of December 31, 2025, we had a research and development team of 33 professionals, who have extensive experience in a variety of related fields, ranging from content creation, gamification features, video and audio effects, big data analytics to product art design. A significant portion of our research and development experts have prior work experience at leading internet and technology companies in China.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property. We own copyrights to the educational contents that we have developed in-house. As of December 31, 2025, we had 134 software copyrights and 190 other copyrights, three patents, 82 registered trademarks and eight domain names in China. As of the date of this annual report, we are in the process of applying registrations for four software copyrights and six trademarks in China.

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

Regulations Relating to Online Cultural Activities

On May 10, 2003, The Ministry of Culture promulgated the Provisional Measures on Administration of Internet Culture, as amended on February 17, 2011 and December 15, 2017 respectively. On March 18, 2011, the Ministry of Culture promulgated the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated through the Internet which mainly include (i) online cultural products particularly developed for publishing through the Internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation), and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published on the Internet. Pursuant to this legislation, entities are required to obtain the Internet Culture Operation Licenses from the applicable provincial level counterpart of the Ministry of Culture and Tourism if they intend to engage commercially in any of the following types of activities: production, duplication, import, release or broadcasting of online cultural products; publishing of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or game consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or exhibitions or contests related to online cultural products.

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

Shanghai Jinxin obtained the latest Internet Culture Operation License on December 20, 2023, which will remain effective for 3 years. As of the date of this annual report, the VIE has not been subject to any material administrative penalties for its operation of businesses relating to the existing Internet Culture Operation License that have materially affected its operations.

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

Shanghai Jinxin obtained the latest Radio and Television Program Production and Operating Permit on March 3, 2025, which will remain effective until March 31, 2027. As of the date of this annual report, the VIE has not been subject to any material administrative penalties for its operation of businesses relating to the existing Radio and Television Program Production and Operating Permit that have materially affected its operations.

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

On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017 and was amended on October 28, 2025, with such amendment becoming effective on January 1, 2026. In accordance with the PRC Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment) for public comment, which sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

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

Shanghai Jinxin and Shanghai Mouding obtained the latest Publication Business License respectively on March 29, 2023, which will remain effective until March 31, 2027. Zhongjiao Enshi obtained the latest Publication Business License on March 17, 2026, which will remain effective until April 30, 2028. As privately-held companies, the VIE may not be eligible to apply for the Online Publishing Service Permit. Historically, we were fined by certain local regulators for an immaterial amount for failure to obtain the Online Publishing Service Permit. We have paid the fine and made the corresponding rectification. We do not believe that these administrative penalties are material under the current regulatory environment.

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

By means of making loans, WFOE is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the State Development Planning Commission, SAFE, and the Ministry of Finance, or MOF, jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Foreign Debts Provisions, which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 12, 2017, the People’s Bank of China, or PBOC, issued the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. According to the announcement promulgated by the PBOC and the SAFE on January 13, 2025, the limit for the total amount of foreign debt of Shanghai Jinxin is 3.5 times of its respective net assets.

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

Value added tax

Pursuant to the Value-added Tax Law of the PRC, promulgated on December 25, 2024 and effective on January 1, 2026, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, the sales of services, intangible assets and real property, and the importation of goods within the territory of the PRC shall be liable to pay value-added taxes, or VAT. The VAT tax rates are generally 13%, 9%, 6% and 0%. The Regulations for the Implementation of the Value-Added Tax Law of the PRC, promulgated on December 25, 2025 and effective on January 1, 2026, provides further details on the scope of the tax, applicable tax rate in specific situations, and calculation methods for the amount payable.

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

4.D. Property, Plants and Equipment

Our principal offices are located in Shanghai and Chengdu, China, where we lease premises of approximately 1,576.5 square meters in Shanghai with lease term of approximately four years, and another 538 square meters in Chengdu with lease term of approximately two years. We lease our premises under lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

While our business is influenced by these general factors, we believe our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow our user base, especially paying user base

We currently derive all of our revenues from fees charged to users and business partners for the contents on our learning app and platform. Our revenues is driven by the increase in the number of our paying users, which is affected by our ability to grow the number of registered users, and our ability to convert a greater portion of our registered users into paying users. Our ability to maintain and enhance user engagement, depends on, among other things, our ability to continually offer popular digital educational contents and provide an engaging and effective learning experience. The number of our cumulative registered users increased from 39.5 million as of December 31, 2023 to 43.9 million as of December 31, 2024, and further to 48.2 million as of December 31, 2025. Our paying users increased from 1.46 million in 2023 to 1.52 million in 2024 and remained stable at 1.51 million in 2025. Furthermore, we had a quite strong performance in terms of the retention of our paying users.

Our ability to optimize our product and content offerings

We offer a diversified suite of integrated digital educational contents to individual users and distributors, and our results are affected by the gross margins for the mix of products and contents we offer. Leveraging our integrated approach in growing and managing our product and content offerings, we have expanded our offerings in a scalable manner through effectively lowering our marginal costs. In 2023, 2024 and 2025, our gross profit margin were 42.1%, 28.8% and 11.0%, respectively. We intend to continue to leverage our integrated strategy to optimize our product mix and develop new products and contents with higher gross margins that meet diversified needs of both individual users and distributors.

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

Historically, we have been able to maintain our sales and marketing expenses as a relatively low percentage of our revenues, due to our strong brand reputation and word-of-mouth referrals from existing customers and users. Through our Wechat enterprise account, we have been able to establish a strong private domain traffic pool, which facilitates closer relationships with our users, enables more precise marketing and enhances conversion rate. Since we launched our Wechat enterprise account in December 2021, we have recorded private traffic of over 339,900 users. Leveraging such traffic pool, we have launched various marketing programs to fuel our growth of sales. We intend to continue to leverage our existing brand value and to efficiently market our product and content offerings.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Subscription revenue from users	113,669	29.9	70,439	17.3	55,872	7,990	13.5
Licensing revenues from content aggregators and distributors	188,853	49.7	221,415	54.5	257,760	36,859	62.4
Revenue from content sold to hardware manufacturers	36,385	9.6	52,258	12.9	39,520	5,651	9.6
Revenue from sales of digital educational hardware devices	40,914	10.8	46,033	11.3	45,542	6,512	11.0
Other revenue	—	—	16,254	4.0	14,330	2,050	3.5
Total	379,821	100.0	406,399	100.0	413,024	59,062	100.0

Cost of Revenues

Costs of revenues consist primarily of (i) staff costs, (ii) digital educational content costs, (iii) inventory cost and (iv) others. The following table sets forth a breakdown of our cost of revenues by nature both in absolute amounts and as a percentage of our total cost of revenues for the years indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Staff costs	5,386	2.4	6,955	2.4	7,579	1,084	2.1
Digital educational content costs	174,722	79.4	235,872	81.5	311,573	44,554	84.8
Inventory cost	39,427	17.9	44,990	15.5	48,297	6,906	13.1
Others	516	0.2	1,638	0.6	17	3	0.0
Total	220,051	100.0	289,455	100.0	367,466	52,547	100.0

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	20,760	26.0	19,432	21.6	21,361	3,055	14.3
General and administrative expenses	23,624	29.6	23,791	26.5	76,361	10,919	51.0
Research and development expenses	35,333	44.3	46,608	51.9	52,089	7,449	34.7
Total	79,717	100.0	89,831	100.0	149,811	21,423	100.0

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to income, corporate or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary in Hong Kong is subject to a two-tiered income tax rate for taxable income. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	379,821	100.0	406,399	100.0	413,024	59,062	100.0
Cost of revenues	(220,051)	(57.9)	(289,455)	(71.2)	(367,466)	(52,547)	(89.0)
Gross profit	159,770	42.1	116,944	28.8	45,558	6,515	11.0
Operating expenses
Sales and marketing expenses	(20,760)	(5.5)	(19,432)	(4.8)	(21,361)	(3,055)	(5.2)
General and administrative expenses	(23,624)	(6.2)	(23,791)	(5.9)	(76,361)	(10,919)	(18.5)
Research and development expenses	(35,333)	(9.3)	(46,608)	(11.5)	(52,089)	(7,449)	(12.6)
Total operating expenses	(79,717)	(21.0)	(89,831)	(22.1)	(149,811)	(21,423)	(36.3)
Operating income (loss)	80,053	21.1	27,113	6.7	(104,253)	(14,908)	(25.2)
Other income	835	0.2	69	0.0	48	7	0.0
Other expenses	—	—	(461)	(0.1)	—	—	—
Interest income	513	0.1	331	0.1	200	29	0.0
Interest expenses	—	—	—	—	(32)	(4)	0.0
(Loss) gain from equity method investments	(381)	(0.1)	579	0.1	957	137	0.2
Investment income	1,101	0.3	1,452	0.4	634	91	0.2
Exchange gain (loss)	61	0.0	212	0.1	(1,669)	(239)	(0.4)
Government subsidy	1,331	0.4	1,264	0.3	3,432	491	0.8
Income (loss) before income taxes	83,513	22.0	30,559	7.5	(100,683)	(14,396)	(24.4)
Income tax expense	(21)	0.0	—	0.0	(96)	(14)	0.0
Net income (loss)	83,492	22.0	30,559	7.5	(100,779)	(14,410)	(24.4)

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our revenues increased by 1.6% from RMB406.4 million for the year ended December 31, 2024 to RMB413.0 (US$59.1 million) for the year ended December 31, 2025, primarily due to the increase of revenue from content aggregators and distributors.

Revenue from individual users. Our subscription revenue from individual users decreased by 20.6% from RMB70.4 million for the year ended December 31, 2024 to RMB55.9 million (US$8.0 million)for the year ended December 31, 2025, which mainly resulted from (i) a decrease in average revenue per paying user, as we implemented enhanced promotional pricing strategies to retain our user base, and (ii) a decline in direct subscriptions for our content through the Namibox app, as certain users opted for free alternative services offered by third-party general large language model applications.

Revenue from content aggregators and distributors. Our revenue from content aggregators and distributors, who are mainly telecom and broadcast operators, increased by 16.4% from RMB221.4 million for the year ended December 31, 2024 to RMB257.8 million (US$36.9 million) for the year ended December 31, 2025. The increase was primarily due to an increase in our revenue-sharing ratio with the distribution platforms, which was the result of (i) improved viewership data attributable to our refined operational strategy that has better aligned with the preferences of our users, (ii) an increase in the quantity and variety of content we offer to users, (iii) a more comprehensive understanding of these platforms’ operational models and an increase in traffic driven from them, and (iv) a growth in the number of telecom and broadcast operators we partner with.

Revenue from hardware manufacturers. Our revenue from hardware manufacturers decreased by 24.5% from RMB52.3 million for the year ended December 31, 2024 to RMB39.5 million (US$5.7 million) for the year ended December 31, 2025, primarily due to intensified market price competition as a result of increased raw material costs within the hardware manufacturing sector, which reduced our pricing advantage.

Revenue from hardware distributors. Our revenue from hardware distributors remained relatively stable at RMB46.0 million and RMB45.5 million (US$6.5 million) for the years ended December 31, 2024 and 2025, respectively.

Other revenue. Our other revenue decreased by 11.8% from RMB16.3 million for the year ended December 31, 2024 to RMB14.3 million (US$2.1 million) for the year ended December 31, 2025, primarily due to a decrease in revenue generated from public opinion monitoring services.

Cost of Revenues

Our cost of revenues increased by 26.9% from RMB289.5 million for the year ended December 31, 2024 to RMB367.5 million (US$52.5 million) for the year ended December 31, 2025, primarily due to our increased investment in copyrights to enrich our content resources.

Gross Profit

As a result of the foregoing, our gross profit decreased by 61.0% from RMB116.9million for the year ended December 31, 2024 to RMB45.6 million (US$6.5 million) for the year ended December 31, 2025. Our gross profit margin decreased from 28.8% for the year ended December 31, 2024 to 11.0% for the year ended December 31, 2025, primarily due to a higher amortization of copyright-related expenses as a result of our increased purchase of copyrights.

Operating Expenses

Our total operating expenses increased by 66.8% from RMB89.8million for the year ended December 31, 2024 to RMB149.8 million (US$21.4 million) for the year ended December 31, 2025, reflecting the increases in our sales and marketing expenses, general and administrative expenses and research and development expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 10.3% from RMB19.4 million for the year ended December 31, 2024 to RMB21.4 million (US$3.1 million) for the year ended December 31, 2025, primarily driven by an increase in personnel-related expenses.

General and administrative expenses. Our general and administrative expenses increased by 221.0% from RMB23.8 million for the year ended December 31, 2024 to RMB76.4 million (US$10.9 million) for the year ended December 31, 2025, primarily due to the increase in share-based compensation expenses as we granted share awards to certain directors, officers and employees pursuant to our share incentive plan in 2025.

Research and development expenses. Our research and development expenses increased by 11.8% from RMB46.6 million for the year ended December 31, 2024 to RMB52.1 million (US$7.4 million) for the year ended December 31, 2025, primarily because we made greater efforts in research and development to introduce new products.

Operating Income (Loss)

we recorded operating income of RMB27.1 million for the year ended December 31, 2024 and operating loss of RMB104.3 million (US$14.9 million) for the year ended December 31, 2025, primarily due to increased employee compensation.

Net Income (Loss)

As a result of the foregoing, we had net loss of RMB100.8 million (US$14.4 million) for the year ended December 31, 2025, compared to net income of RMB30.6 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

For the discussion covering items for the fiscal year ended December 31, 2024 and a comparison of our operating results between the fiscal year ended December 31, 2024 and 2023, please refer to “Item 5.—Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 18, 2025.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	56,695	25,765	(24,584)	(3,514)
Net cash used in investing activities	(30,630)	(30,411)	(23,690)	(3,388)
Net cash (used in) provided by financing activities	(5,879)	22,100	18,531	2,649
Effect of exchange rate changes	—	—	1,426	204
Net increase (decrease) in cash and cash equivalents	20,186	17,454	(28,317)	(4,049)
Cash and cash equivalents at beginning of year	54,946	75,132	92,586	13,239
Cash and cash equivalents at end of year	75,132	92,586	64,269	9,190

To date, we have financed our operating and investing activities primarily through cash generated from operating activities. As of December 31, 2024 and 2025, our cash and cash equivalents were RMB92.6 million and RMB64.3 million (US$9.2 million), respectively. Our cash and cash equivalents primarily consist of bank deposits.

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

As of December 31, 2025, 99.5% and 0.5% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively. Substantially all of our cash and cash equivalents were denominated in Renminbi. As of December 31, 2025, 85.9% of cash and cash equivalents were held by the VIE and its subsidiaries.

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

Operating Activities

Net cash used in operating activities was RMB24.6 million (US$3.5 million) in 2025. The difference between our net cash used in operating activities and our net loss of RMB100.8 million (US$14.4 million) was due to the combined effect of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included depreciation and amortization of office property and equipment, share-based compensation expense and lease expense of RMB81.0 million (US$11.6 million). Changes in working capital mainly resulted from a decrease in accounts receivable of RMB26.6 million (US$3.8 million), and partially offset by a decrease in accounts payable of RMB13.7 million (US$2.0 million).

Net cash generated from operating activities was RMB25.8 million in 2024. The difference between our net cash provided by operating activities and our net income of RMB30.6 million was due to the combined effect of adjustments for non-cash items and changes in working capital. Adjustments for non-cash items primarily included depreciation and amortization of office property and equipment and lease expense of RMB32.0 million. Changes in working capital mainly resulted from an increase in accounts receivable of RMB39.5 million, and partially offset by an increase in accounts payable of RMB10.0 million.

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

Investing Activities

Net cash used in investing activities was RMB23.7 million (US$3.4 million) in 2025, primarily due to (i) purchase of intangible assets of RMB10.0 million (US$1.4 million), (ii) payment for long-term investments of RMB7.0 million (US$1.0 million) and (iii) increase in short-term investments of RMB5.9 million (US$0.8 million).

Net cash used in investing activities was RMB30.4 million in 2024, primarily due to purchase of intangible assets of RMB60.3 million, partially offset by the decrease in short-term investments of RMB34.1 million.

Net cash used in investing activities was RMB30.6 million in 2023, primarily due to (i) payments for short-term investments of RMB18.2 million, and (ii) purchase of intangible assets of RMB12.7 million.

Financing Activities

Net cash provided by financing activities was RMB18.5 million (US$2.6 million) in 2025, primarily attributable to the proceeds from short-term borrowings of RMB15.0 million (US$2.1 million) and the proceeds from our initial public offering of RMB5.3 million (US$0.8 million), partially offset by deferred expenses related to our initial public offering of RMB2.2 million (US$0.3 million).

Net cash provided by financing activities was RMB22.1 million in 2024, representing the proceeds from our initial public offering.

Net cash used in financing activities was RMB5.9 million in 2023, primarily due to deferred expenses related to our initial public offering of RMB6.2 million, partially offset by capital contribution from non-controlling interest of RMB200 thousand.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease commitments and working capital requirements.

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. We made capital expenditures of RMB13.1 million in 2023, RMB61.1 million in 2024 and RMB10.8 million (US$1.5 million) in 2025. Our capital expenditures have been primarily funded by cash generated from our operations. We expect to continue to make capital expenditures to support the expected growth of our business. We also expect that cash generated from our operation activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises and employee dormitories. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our operating lease commitments are related to our office lease agreements in China.

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by December 31,
	Total	2026	2027	2028
	(RMB in thousands)
Operating lease payment	5,256	3,366	1,517	373

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

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Impairment of Long-lived Assets Other Than Goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2023, 2024 and 2025 was nil.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jin Xu	51	Chairman of the Board of Directors and Chief Executive Officer
Jun Jiang	52	Director, Chief Financial Officer and Chief Operating Officer
Liwei Zhang	51	Independent Director
Anran You	48	Independent Director
Zhenyu Zhao	50	Independent Director
Feifei Huang	40	Chief Technology Officer

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

Mr. Jun Jiang has served as our director since December 2016 and as our chief financial officer since April 2026. He has also served as our chief operating officer since April 2015. Mr. Jiang co-founded Shanghai Jinxin Network Technology Co., Ltd. in 2014 and is responsible for operational management, business development and marketing of our company. Prior to that, Mr. Jiang worked as the director of the digital marketing & e-commerce division at each of Microsoft Corporation (Nasdaq: MSFT) and Bacardi Limited. Mr. Jiang received his bachelor’s degree in chemistry in 1997 from Fudan University and his MBA degree in 2002 from the Hong Kong University Business School and the School of Management of Fudan University.

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

6.B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of RMB3.0 million (US$0.4 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2025 Share Incentive Plan

In January 2025, we adopted the 2025 Share Incentive Plan (as amended and restated in April 2025), or the Amended 2025 Plan, for the purpose of granting share-based compensation awards to selected directors, employees and other eligible persons to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Amended 2025 Plan is 192,502,980. As of March 31, 2026, the number of underlying shares pursuant to the outstanding share awards granted under the Amended 2025 Plan amounted to 31,576,680 ordinary shares.

The following paragraphs describe the principal terms of the Amended 2025 Plan.

Type of awards. The Amended 2025 Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by our board of directors or a committee appointed by our board of directors.

Plan administration. The Amended 2025 Plan shall be administered by our board of directors or a committee appointed by the board of directors.

Award agreement. Awards under the Amended 2025 Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

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

Termination and Amendment. Unless terminated earlier, the Amended 2025 Plan has a term of ten years from its date of effectiveness. The administrator may at any time and from time to time terminate, amend, or modify the Amended 2025 Plan. Otherwise no termination, amendment, or modification of the Amended 2025 Plan shall adversely affect in any material way any award previously granted pursuant to the Amended 2025 Plan without the prior written consent of the participant.

As of March 31, 2026, our employees and other qualified individuals other than members of our senior management as a group held outstanding share awards to purchase 31,576,680 ordinary shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2016 Plan and the Amended 2025 Plan, see “Item 5. Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates—Share-based Compensation.”

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

6.D. Employees

We had a total of 107 employees as of December 31, 2025, with 91 employees based in Shanghai, China and 16 employees based in Chengdu, China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2025.

Function	Number of Employees
Educational content development	17
Sales and marketing	37
Technology	33
Customer services	10
General and administrative	10
Total	107

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 1,423,285,396 ordinary shares issued and outstanding as of March 31, 2026.

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

	Ordinary Shares Beneficially Owned
	Number	Percentage of Beneficial Ownership*	Percentage of Aggregate Voting Power**
Directors and Executive Officers†:
Jin Xu (1)	357,136,214	25.1%	25.1%
Jun Jiang (2)	56,000,000	3.9%	3.9%
Liwei Zhang	—	—	—
Anran You	—	—	—
Zhenyu Zhao	—	—	—
Feifei Huang (3)	35,000,000	2.5%	2.5%
All Directors and Executive Officers as a Group	448,136,214	31.5%	31.5%
Principal Shareholders:
Namibox Technology Limited (1)	357,136,214	25.1%	25.1%
Talented Ventures III Limited (4)	161,060,102	11.3%	11.3%
China Broadband Capital Partners III, L.P. (5)	161,060,102	11.3%	11.3%
Wu Capital Limited (6)	160,550,709	11.3%	11.3%
QM Angel I Limited (7)	108,500,000	7.6%	7.6%
Rockbridge Angel Investments Limited (8)	73,344,866	5.2%	5.2%

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,423,285,396, being the number of ordinary shares outstanding as of March 31, 2026, and (ii) the number of ordinary shares underlying the share options held by such person or group that are exercisable and the share awards that will become vested within 60 days after March 31, 2026.

**	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares.

†	Except as otherwise indicated below, the business address of our directors and executive officers is Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, the People's Republic of China. The business address of Mr. Liwei Zhang is Room 904, No.16, Lane 910, Dingxiang Road, Pudong, Shanghai, the People's Republic of China. The business address of Mr. Anran You is Room 1002, No. 701, Daning Road, Jing'an District, Shanghai, the People's Republic of China. The business address of Mr. Zhenyu Zhao is Room 101, No. 6, Lane 55, Lancun Road, Pudong, Shanghai, the People's Republic of China.

(1)	Represents (i) 265,156,214 ordinary shares directly held by Namibox Technology Limited, a British Virgin Islands company wholly-owned by Jin Xu, and (ii) 91,980,000 ordinary shares in the form of ADSs held by Namibox Technology Limited. The registered address of Namibox Technology Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 55,999,998 ordinary shares in the form of ADSs held by Light Stream Holdings Ltd., a British Virgin Islands company wholly-owned by Jun Jiang, and (ii) two (2) ordinary shares directly held by Light Stream Holdings Ltd. The registered address of Light Stream Holdings Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 32,840,000 ordinary shares directly held by Feifei Huang, and (ii) 2,160,000 ordinary shares in the form of ADSs held by Feifei Huang.

(4)	Represent (i) 144,954,098 ordinary shares directly held by Talented Ventures III Limited (formerly known as Gifted Ventures II Limited), a British Virgin Islands company, and (ii) 16,106,004 ordinary shares in the form of ADSs held by Talented Ventures III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Talented Ventures III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh. The registered address of Talented Ventures III Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(5)	Represent 161,060,102 ordinary shares directly held by China Broadband Capital Partners III, L.P., a limited partnership incorporated in Cayman Islands. The general partner of China Broadband Capital Partners III, L.P. is CBC Partners III, L.P. The general partner of CBC Partners III, L.P. is CBC Ultimate Partners III Ltd.. The sole shareholder of CBC Ultimate Partners III Ltd. is Info Expert Services Limited. The sole shareholder of Info Expert Services Limited is Wisdom Ascend Ventures Limited, which is wholly-owned by Mr. Suning Tian. The registered address of China Broadband Capital Partners III, L.P. is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(6)	Represent (i) 160,550,694 ordinary shares in the form of ADSs held by Wu Capital Limited, and (ii) 15 ordinary shares directly held by Wu Capital Limited. Wu Capital Limited is a British Virgin Islands company in which Ms. Xinyi Cai beneficially owns 100% of the equity interests through a trust for which she acts as the settlor. The registered address of Wu Capital Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(7)	Represent 108,500,000 ordinary shares directly held by QM Angel I Limited, a Hong Kong company wholly-owned by Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership), which is controlled by Zhuhai Zhongguan QM Investment Management Company Limited, its general partner. Zhuhai Zhongguan QM Investment Management Company Limited is ultimately controlled by Mingguo Huang. The registered address of QM Angel I Limited is Suite 3903, 39/F, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong.

(8)	Represents 73,344,866 ordinary shares directly held by Rockbridge Angel Investments Limited, a Hong Kong company wholly-owned by Shanghai Rockbridge Investment Center (Limited Partnership), which is controlled by Weidong Chen, its general partner. The registered address of Rockbridge Angel Investments Limited is Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.

To the best of our knowledge, as of March 31, 2026, 584,841,330 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

Transactions with Shanghai Xiyan Enterprise Management Center (“Shanghai Xiyan”)

In 2023, 2024 and 2025, we generated content subscription revenue of RMB0.3 million, nil and nil, respectively, from Shanghai Xiyan, a non-controlling shareholder of Zhongjiao Enshi Education Technology Co., Ltd. In 2023, 2024 and 2025, we also incurred expenses of RMB0.3 million, RMB0.2 million and nil, respectively, for rental of a facility from Shanghai Xiyan.

As of December 31, 2024 and 2025, we had amount due from Shanghai Xiyan of RMB45 thousand and nil, respectively, as prepaid rental expenses.

Transactions with Shanghai Diyi Education Technology Co., Ltd. (“Shanghai Diyi”)

In 2023, 2024 and 2025, we generated content subscription revenue of RMB3.7 million, RMB5.6 million and RMB7.1 million (US$1.0 million), respectively, from Shanghai Diyi, our minority-owned investee. In 2023, 2024 and 2025, we also recorded cost of revenues of RMB1.4 million, RMB2.6 million and RMB5.3 million (US$0.8 million), respectively, from Shanghai Diyi in connection with copyright licensing fee.

As of December 31, 2024 and 2025, we had amounts due to Shanghai Diyi of RMB7 thousand and nil, respectively, for technical services provided by Shanghai Diyi. As of December 31, 2024 and 2025, we had amounts due from Shanghai Diyi of RMB0.8 million and RMB0.3 million (US$0.05 million), respectively, as account receivables for provision of contents.

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

Voting Rights. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the issued and outstanding ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

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

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed pari passu amongst our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively.

Calls on Shares and Forfeiture of Shares. Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Act and our sixth amended and restated memorandum and articles of association, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors and agree with the relevant shareholder. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Any gain or loss that you recognize on a disposition of the ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “—PRC Taxation”), then if the Treaty applies and a United States Holder is eligible for the benefits of the Treaty, such United States Holder may elect to treat the gain as PRC-source income for foreign tax credit purposes, subject to certain limitations. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

Although the law in this regard is not entirely clear, we treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE or its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIE (including its subsidiaries) for U.S. federal income tax purposes, and based on the current and anticipated composition and classification of our income and assets and the nature of our business operations, we do not believe that we were a PFIC for the taxable year ended December 31, 2025, although there can be no assurance in this regard. The determination of PFIC status for any taxable year is based on an annual determination that cannot be made until the close of such taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purposes, our risk of becoming a PFIC may substantially increase. We cannot assure you that we will not be treated as a PFIC for any taxable year, or that the IRS will not take a position contrary to any position that we take regarding the determination of our PFIC status.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our executive officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk primarily include cash and cash equivalents and accounts receivables. The carrying amounts of cash and cash equivalents represent the maximum exposure to credit risk. As of December 31, 2024 and 2025, we have RMB92,586 and RMB64,269 (US$9,190) in cash and cash equivalents, respectively, which are mainly held in cash and demand deposits with several financial institutions in the PRC, the United States and Hong Kong. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions.

Accounts receivables are typically unsecured and denominated in RMB, derived from revenue earned from our customers in the PRC, which are exposed to credit risk. The risk is mitigated by the credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances. We maintain an allowance for credit losses and actual losses have generally been within management’s expectations.

Currency Convertibility Risk

A substantial majority of our operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Concentration of Customers and Suppliers

In 2025, revenue from our largest customer, a major national television broadcaster in China, accounted for 38.4% of our total revenues. In addition, revenue from a mobile network operator accounted for 11.4% of our total revenues in 2025. As of December 31, 2025, there were three customers individually representing greater than 10% of our total accounts receivable. In 2025, two suppliers individually represented greater than 10% of our total purchases.

In 2024, revenue from our largest customer, a major national television broadcaster in China, accounted for 35.6% of our total revenues. As of December 31, 2024, there were four customers individually representing greater than 10% of our total accounts receivable. In 2024, two suppliers individually represented greater than 10% of our total purchases.

In 2023, revenue from our largest customer, China Telecommunications Corporation, accounted for 33.9% of our total revenues. In addition, revenue from a hardware distributor in China accounted for 11.3% of our total revenues in 2023. As of December 31, 2023, there were two customers individually representing greater than 10% of our total accounts receivable. In 2023, four suppliers individually represented greater than 10% of our total purchases.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, there was no payment made to us from the depositary.

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

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2025, we used approximately US$1.3 million of the net proceeds from our initial public offering for technology and product development and other general corporate purpose. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and our chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Remediation of Previously Identified Material Weakness

As previously described in Item 15 of our annual report on Form 20-F for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting. The material weakness identified related to the lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. Following the identification of the material weakness, we have implemented measures to address and remediate the material weakness. During the year ended December 31, 2025, our management completed the testing of the design and implementation and operating effectiveness of the new controls. As a result, as of December 31, 2025, our management concluded that the previously identified material weakness in internal control over financial reporting was remediated.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our former independent registered public accounting firm, and Summit Group CPAs, P.C., our current independent registered public accounting firm, for the years indicated.

	For the Year Ended December 31,
	2024	2025
	(RMB in millions)
Audit Fees(1)
WWC, P.C.	2.6	0.2
Summit Group CPAs, P.C.	—	1.4
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	2.6	1.6

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees incurred from professional tax services rendered by our auditor.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees and Tax Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2025 Share Repurchase Program

Our board of directors has approved a share repurchase program effective in October 2025, or the 2025 Share Repurchase Program, pursuant to which we may repurchase up to US$2 million worth of our ordinary shares (including in the form of ADSs) over a period until October 21, 2026. Under the 2025 Share Repurchase Program, management is authorized to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The manner, timing and amount of any share repurchases will be subject to various factors including the requirements under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act, as well as our insider trading policy.

As of December 31, 2025, no repurchase was made pursuant to the 2025 Share Repurchase Program.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed WWC, P.C. (“WWC”) as our independent registered public accounting firm on July 11, 2025, and appointed Summit Group CPAs, P.C. (“SG CPA”) as our independent registered public accounting firm on the same date. The change of the independent registered public accounting firm has been approved by our board of directors and the audit committee.

The audit report of WWC on our consolidated financial statements for the fiscal years ended December 31, 2022, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim period through July 11, 2025, there were no: (1) “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, would have caused WWC to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses as reported in Item 15 of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange of Commission (the “SEC”) on April 18, 2025. Such material weaknesses related to our lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

During the fiscal years ended December 31, 2023 and 2024 and until the engagement of SG CPA, neither we nor anyone on behalf of us has consulted with SG CPA on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by SG CPA which SG CPA concluded as an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The text above is substantially the same as that which was included in our report on Form 6-K furnished to the SEC on July 11, 2025. We provided WWC with a copy of the foregoing disclosures and requested that WWC furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of WWC’s letter, dated July 11, 2025, is incorporated by reference as Exhibit 16.1 to this annual report.

ITEM 16G. CORPORATE GOVERNANCE

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must: (i) have regularly scheduled executive sessions with only independent directors; and (ii) hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. To the extent that we choose to follow additional home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements.”

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

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The chief executive officer, the chief financial officer and the chief technology officer are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. The chief executive officer, the chief financial officer and the chief technology officer are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any) and meeting with the board of directors (i) in connection with each interim results earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jinxin Technology Holding Company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently effective (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form S-8 (File No. 333-284449) filed with the Securities and Exchange Commission on January 24, 2025)
2.3	Deposit Agreement, dated December 5, 2024, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-286814) filed with the Securities and Exchange Commission on April 29, 2025)
2.4	The Registrant’s Shareholders Agreement dated September 26, 2018, as amended and supplemented by supplemental agreement dated September 26, 2023 and supplemental agreement dated July 15, 2024 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
2.5*	Description of Securities
4.1	2016 Share Plan (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
4.2	Amended and Restated 2025 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-286814) filed with the Securities and Exchange Commission on April 29, 2025)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
4.5†	English translation of the Exclusive Technology and Consulting Service Agreement between Shanghai Mihe and Shanghai Jinxin, dated September 26, 2018, as amended by supplemental agreement dated January 6, 2023 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
4.6†	English translation of the Exclusive Option Agreement among Shanghai Mihe, Shanghai Jinxin and shareholders of Shanghai Jinxin, dated September 26, 2018, as amended by supplemental agreement dated January 6, 2023 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
4.7†	English translation of the Powers of Attorney among Shanghai Mihe, Shanghai Jinxin and shareholders of Shanghai Jinxin, dated September 26, 2018, as amended by supplemental Powers of Attorney dated January 6, 2023 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)

4.8†	English translation of the Equity Pledge Agreement among Shanghai Mihe, Shanghai Jinxin and shareholders of Shanghai Jinxin, dated January 6, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
4.9†	English translation of the Business Operation Agreement among Shanghai Mihe, Shanghai Jinxin and shareholders of Shanghai Jinxin, dated September 26, 2018, as amended by supplemental agreement dated January 6, 2023 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
4.10†	English translation of the form of Spousal Consent granted by the spouse of each individual shareholder of Shanghai Jinxin, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
4.11*†	English translation of the Digital Product Operations Cooperation Agreement between Beijing Yicheng Tianxia Technology Co., Ltd. and Zhongjiao Enshi
4.12*†	English translation of the Mobile Copyright Authorization Cooperation Agreement between Beijing Yicheng Tianxia Technology Co., Ltd. and Zhongjiao Enshi
8.1*	Significant Subsidiaries, VIE and Subsidiaries of VIE of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-273884), as amended, initially filed with the Securities and Exchange Commission on August 10, 2023)
11.2	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F (File No. 001-42287) filed with the Securities and Exchange Commission on April 18, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Office
15.2*	Consent of Campbells
15.3*	Consent of WWC, P.C., an independent registered public accounting firm
15.4*	Consent of Summit Group CPAs, P.C., an independent registered public accounting firm
16.1	Letter of WWC, P.C. dated July 11, 2025 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed with the Securities and Exchange Commission on July 11, 2025)
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-42287) filed with the Securities and Exchange Commission on April 18, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

JINXIN TECHNOLOGY HOLDING COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Jinxin Techonology Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jinxin Techonology Holding Company, subsidiaries, and variable interest entities (collectively the “Group”) as of December 31,2025, and the consolidated statement of income and comprehensive income, the consolidated statement of shareholders’ (deficit) equity, and the consolidated statement of cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025, and the results of its operations and its cash flows in the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Summit Group CPAs, P.C. (PCAOB ID: 5910)

We have served as the Group’s auditor since 2025.

New York, New York

April 28, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of JINXIN TECHNOLOGY HOLDING COMPANY

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JINXIN TECHNOLOGY HOLDING COMPANY, subsidiaries, and variable interest entities (collectively the “Company”) as of December 31, 2024 and the related consolidated statements of income and comprehensive income, shareholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We served as the Company’s auditor from 2023 to 2025.
San Mateo, California

April 18, 2025

JINXIN TECHNOLOGY HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	92,586	64,269	9,190
Short-term investments	9,085	15,000	2,145
Accounts receivable	53,843	27,201	3,890
Inventories	107	2,294	328
Advance to suppliers	3,627	2,492	356
Amount due from related parties	802	321	46
Other current assets	2,535	9,019	1,290
Total current assets	162,585	120,596	17,245

Non-current assets:
Long-term investments	11,905	19,862	2,840
Property and equipment, net	1,938	1,750	250
Intangible assets, net	61,730	45,117	6,452
Operating lease right-of-use assets, net	5,124	4,936	706
Total non-current assets	80,697	71,665	10,248
Total assets	243,282	192,261	27,493

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowing	—	15,000	2,145
Accounts payable	38,018	30,586	4,373
Accrued expenses and other liabilities	4,545	4,812	688
Tax payables	4,543	3,347	479
Operating lease liabilities – current	2,645	3,279	469
Amount due to related parties	7	—	—
Contract liabilities	25,036	21,824	3,121
Total current liabilities	74,794	78,848	11,275

Non-current liabilities:
Operating lease liabilities – non-current	2,867	1,839	263
Other non-current liabilities	1,792	1,792	256
Total non-current liabilities	4,659	3,631	519
Total liabilities	79,453	82,479	11,794
Commitments and contingencies (Note 21)

Shareholders’ equity:
Ordinary shares (US$0.00001428571428 par value; 3,500,000,000 and 3,500,000,000 shares authorized; 1,152,740,747 and 1,423,285,396 issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	119	126	18
Additional paid-in capital	267,626	312,339	44,664
Statutory reserve	7,411	7,596	1,086
Accumulated deficit	(143,585)	(238,117)	(34,050)
Accumulated other comprehensive income	399	1,921	275
Total JINXIN TECHNOLOGY HOLDING COMPANY shareholders’ equity	131,970	83,865	11,993
Non-controlling interests	31,859	25,917	3,706
Total equity	163,829	109,782	15,699
Total liabilities and equity	243,282	192,261	27,493

The accompanying notes are an integral part of these consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues (including services provided to related parties of RMB3,995, RMB5,576 and RMB7,121 (US$1,018) for the years ended December 31, 2023, 2024 and 2025, respectively)	379,821	406,399	413,024	59,062
Cost of revenues (including services received from related parties of RMB1,420, RMB2,580 and RMB 5,255 (US$751) for the years ended December 31, 2023, 2024 and 2025, respectively)	(220,051)	(289,455)	(367,466)	(52,547)
Gross profit	159,770	116,944	45,558	6,515
Sales and marketing expenses	(20,760)	(19,432)	(21,361)	(3,055)
General and administrative expenses (including services received from related parties of RMB252, RMB220 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	(23,624)	(23,791)	(76,361)	(10,919)
Research and development expenses	(35,333)	(46,608)	(52,089)	(7,449)
Total operating expenses	(79,717)	(89,831)	(149,811)	(21,423)
Operating income (loss)	80,053	27,113	(104,253)	(14,908)
Other income	835	69	48	7
Other expenses	—	(461)	—	—
Interest income	513	331	200	29
Interest expenses	—	—	(32)	(4)
(Loss) gain from equity method investments	(381)	579	957	137
Investment income	1,101	1,452	634	91
Exchange gain (loss)	61	212	(1,669)	(239)
Government subsidy	1,331	1,264	3,432	491
Income (loss) before income taxes	83,513	30,559	(100,683)	(14,396)
Income tax expense	(21)	—	(96)	(14)
Net income (loss)	83,492	30,559	(100,779)	(14,410)
Less: net loss (income) attributable to non-controlling interests	(12,995)	(10,288)	6,432	920
Net income (loss) attributable to the Company’s ordinary shareholders	70,497	20,271	(94,347)	(13,490)

Comprehensive income (loss)
Net income (loss)	83,492	30,559	(100,779)	(14,410)
Other comprehensive income
Foreign currency translation adjustment	—	—	1,522	218
Total comprehensive income (loss)	83,492	30,559	(99,257)	(14,192)
Less: comprehensive income (loss) attributable to non-controlling interests	(12,995)	(10,288)	6,432	920
Comprehensive income (loss) attributable to the Company’s ordinary shareholders	70,497	20,271	(92,825)	(13,272)

Earnings (loss) per share:
Ordinary shares – basic	0.17	0.04	(0.07)	(0.01)
Ordinary shares – diluted	0.15	0.04	(0.07)	(0.01)

Weighted average shares outstanding used in calculating basic and diluted earnings (loss) per share:
Ordinary shares – basic	416,920,000	466,370,319	1,251,641,972	1,251,641,972
Ordinary shares – diluted	466,190,000	515,640,319	1,251,641,972	1,251,641,972

The accompanying notes are an integral part of these consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total JINXIN TECHNOLOGY HOLDING COMPANY Shareholders’	Non- controlling	Total shareholders’ (deficit)
	Shares	Amount	Shares	Amount	Capital	reserve	deficit	income	(deficit) equity	interests	equity
Balance, December 31, 2022 (RMB)	416,920,000	41	193,480,000	21	13,167	2,561	(229,503)	399	(213,314)	8,376	(204,938)
Net income	—	—	—	—	—	—	70,497	—	70,497	12,995	83,492
Share-based compensation	—	—	—	—	16	—	—	—	16	—	16
Capital contribution by shareholders	—	—	—	—	153	—	—	—	153	—	153
Appropriation to statutory reserve	—	—	—	—	—	2,707	(2,707)	—	—	—	—
Capital contribution by non-controlling shareholders	—	—	—	—	—	—	—	—	—	200	200
Balance, December 31, 2023 (RMB)	416,920,000	41	193,480,000	21	13,336	5,268	(161,713)	399	(142,648)	21,571	(121,077)

Net income	—	—	—	—	—	—	20,271	—	20,271	10,288	30,559
Share-based compensation	—	—	—	—	7	—	—	—	7	—	7
Conversion of preferred shares to ordinary shares	193,480,000	21	(193,480,000)	(21)	—	—	—	—	—	—	—
Conversion of redeemable preferred shares to ordinary shares	519,840,747	55	—	—	241,356	—	—	—	241,411	—	241,411
New issuance of the initial public offering	22,500,000	2	—	—	12,927	—	—	—	12,929	—	12,929
Appropriation to statutory reserve	—	—	—	—	—	2,143	(2,143)	—	—	—	—
Balance, December 31, 2024 (RMB)	1,152,740,747	119	—	—	267,626	7,411	(143,585)	399	131,970	31,859	163,829
Net income (loss)	—	—	—	—	—	—	(94,347)	—	(94,347)	(6,432)	(100,779)
Share-based compensation	—	—	—	—	42,047	—	—	—	42,047	—	42,047
Capital contribution from shareholders	270,544,649	7	—	—	2,666	—	—	—	2,673	—	2,673
Transfer to statutory reserve	—	—	—	—	—	185	(185)	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	490	490
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,522	1,522	—	1,522
Balance, December 31, 2025 (RMB)	1,423,285,396	126	—	—	312,339	7,596	(238,117)	1,921	83,865	25,917	109,782
Balance, December 31, 2025 (US)		18	—	—	44,664	1,086	(34,050)	275	11,993	3,706	15,699

The accompanying notes are an integral part of these consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	83,492	30,559	(100,779)	(14,410)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,067	29,560	38,768	5,543
(Loss) gain from equity method investments	381	(579)	(957)	(137)
Share based compensation expense	16	7	42,047	6,013
Non-cash lease expense	2,619	2,451	187	27
Loss on disposal of property and equipment	23	—	—	—

Changes in operating assets and liabilities:
Accounts receivable	(7,954)	(39,501)	26,642	3,810
Advance to suppliers	(1,563)	51	(6,562)	(938)
Inventories	(654)	737	(2,187)	(313)
Amount due from related parties	120	(712)	481	69
Other current assets	1,423	(1,114)	(6,484)	(927)
Accounts payable	4,687	10,022	(13,657)	(1,953)
Contract liabilities	(32,940)	(770)	(3,212)	(459)
Accrued expenses and other payables	(718)	(1,745)	267	38
Tax payables	(2,845)	(835)	1,263	180
Lease liabilities	(2,468)	(2,363)	(394)	(56)
Amount due to related parties	9	(3)	(7)	(1)
Net cash provided by (used in) operating activities	56,695	25,765	(24,584)	(3,514)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(476)	(1,156)	(784)	(112)
Proceeds from disposal of property and equipment	2	—	—	—
Purchase of intangible assets	(12,658)	(60,328)	(9,991)	(1,429)
(Increase) decrease in short-term investments	(18,158)	34,073	(5,915)	(846)
Payment for long-term investments	—	(3,000)	(7,000)	(1,001)
Repayment of loans from related parties	660	—	—	—
Net cash used in investing activities	(30,630)	(30,411)	(23,690)	(3,388)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the IPO, net of issuance cost	—	22,100	5,271	754
Contribution from shareholders	153	—	—	—
Proceeds from short-term borrowings	—	—	15,000	2,144
Deferred IPO expense	(6,232)	—	(2,230)	(319)
Contribution from noncontrolling interests in subsidiaries	200	—	490	70
Net cash (used in) provided by financing activities	(5,879)	22,100	18,531	2,649
Effect of exchange rate changes	—	—	1,426	204

Net increase (decrease) in cash and cash equivalents	20,186	17,454	(28,317)	(4,049)
Cash and cash equivalents at beginning of year	54,946	75,132	92,586	13,239
Cash and cash equivalents at end of year	75,132	92,586	64,269	9,190

Supplemental disclosures of cash flows information:
Cash paid for interest expense	—	—	—	—
Cash paid for income taxes	—	21	—	—

Supplemental disclosure of noncash information:
Liabilities assumed in connection with purchase of intangible assets	2,001	19,567	—	—
Liabilities assumed in connection with unpaid professional service fee	2,939	—	—	—
Operating lease right of use assets obtained in exchange for operating lease liabilities	—	—	—	—

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
Held directly by Shanghai Jinxin
Zhongjiao Enshi Education Technology (Shanghai) Co., Ltd. (“Zhongjiao Enshi”)	June, 2019	PRC	52% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Shanghai Pindu Education Technology Co., Ltd. (“Shanghai Pindu”)	October, 2020	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Shanghai Mouding Education Technology Co., Ltd. (“Shanghai Mouding”)	May, 2021	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Shanghai Jingche Network Technology Co., Ltd. (“Shanghai Jingche”)	October, 2022	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Hainan Aixin Education Technology Limited (“Hainan Aixin”)	January, 2025	PRC	51% owned by Shanghai Jinxin	Provision of digital textbook subscription services

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

Comparative VIE financials are set forth below:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Current assets	136,198	103,022	14,732
Non-current assets:	68,160	60,718	8,683
Total assets	204,358	163,740	23,415
Current liabilities:	72,837	81,371	11,636
Non-current liabilities:	4,659	3,631	519
Total liabilities	77,496	85,002	12,155
Net asset	126,862	78,738	11,260

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net income (loss)	88,692	34,921	(48,614)	(6,952)
Net cash provided by (used in) operating activities	62,560	27,650	(5,441)	(778)
Net cash used in investing activities	(34,290)	(19,270)	(13,690)	(1,958)
Net cash (used in) provided by financing activities	(1,665)	—	15,490	2,215

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

Quantitative Metrics of the VIE, Shanghai Jinxin are set forth below:

	As of December 31, 2025
	Parent company	WFOE (“Shanghai Mihe”)	Subsidiaries	Shanghai Jinxin and its subsidiaries (the VIEs)	Elimination of intercompany balances	Consolidated Financials	% of the Consolidated Financials
	RMB	RMB	RMB	RMB	RMB	RMB
	A	B	C	D	E	F=A+B+C+D+E	G=D/F
Cash and cash equivalents	7,549	1,154	336	55,230	—	64,269	86%
Other current assets	800	10,947	18	44,562	—	56,327	79%
Intercompany receivable from subsidiaries	185,524	4,071	5,913	—	(195,508)	—	N/A
Intercompany receivable from WFOE	55,885	—	20,004	3,230	(79,119)	—	N/A
Investment in WFOE	—	—	146,935	—	(146,935)	—	N/A
Investment in subsidiaries	903	—	—	—	(903)	—	N/A
Other non-current assets	10,947	—	—	60,718	—	71,665	85%
Total assets	261,608	16,172	173,206	163,740	(422,465)	192,261	85%
Other current liabilities	—	1,549	—	77,299	—	78,848	98%
Intercompany payables to parent company	9,142	37,089	185,538	4,072	(235,841)	—	N/A
Non-current liabilities	—	—	—	3,631	—	3,631	100%
Total liabilities	9,142	38,638	185,538	85,002	(235,841)	82,479	103%
Total shareholders’ equity	252,466	(22,466)	(12,332)	78,738	(186,624)	109,782	72%
Total liabilities and shareholders’ equity	261,608	16,172	173,206	163,740	(422,465)	192,261	85%

Revenues	-	3,447	199	409,378	—	413,024	99%
Gross (loss) profit	(489)	1,368	199	44,480	—	45,558	98%
Total operating expenses	45,745	3,480	2,635	97,951	—	149,812	65%
Net income (loss)	(47,020)	(1,963)	(3,182)	(48,614)	—	(100,779)	48%
Total comprehensive income (loss)	(47,020)	(1,963)	(3,182)	(48,614)	—	(100,779)	48%

Net cash (used in) provided by operating activities	(1,350)	10,475	(14,039)	(5,441)	(14,229)	(24,584)	22%
Net cash provided by (used in) investing activities	(903)	(10,000)	—	(13,690)	903	(23,690)	58%
Net cash provided by financing activities	3,041	—	903	15,490	(903)	18,531	84%
Effect of exchange rate changes	(4,234)	—	(8,286)	(283)	14,229	1,426	(20)%

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

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

	As of December 31, 2023
	Parent company	WFOE (“Shanghai Mihe”)	Subsidiaries	Shanghai Jinxin and its subsidiaries (the VIEs)	Elimination of intercompany balances	Consolidated Financials	% of the Consolidated Financials
	RMB	RMB	RMB	RMB	RMB	RMB
	A	B	C	D	E	F=A+B+C+D+E	G=D/F
Cash and cash equivalents	58	631	23,668	50,775	—	75,132	68%
Other current assets	713	135	6,440	65,416	—	72,704	90%
Intercompany receivable from subsidiaries	186,176	—	—	—	(186,176)	—	N/A
Intercompany receivable from WFOE	55,874	—	—	—	(55,874)	—	N/A
Investment in WFOE	—	—	155,821	—	(155,821)	—	N/A
Other non-current assets	—	71	—	28,007	—	28,078	100%
Total assets	242,821	837	185,929	144,198	(397,871)	175,914	82%
Other current liabilities	—	383	2,939	46,862	—	50,184	93%
Intercompany payables to parent company	—	55,874	186,176	—	(242,050)	—	N/A
Non-current liabilities	—	—	—	5,396	—	5,396	100%
Total liabilities	—	56,257	189,115	52,258	(242,050)	55,580	94%
Total mezzanine equity and shareholders’ equity (deficit)	242,821	(55,420)	(3,186)	91,940	(155,821)	120,334	76%
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	242,821	837	185,929	144,198	(397,871)	175,914	82%

Revenues	—	19	—	379,802	—	379,821	100%
Gross profit	—	19	—	159,751	—	159,770	100%
Total operating expenses	32	5,675	83	73,927	—	79,717	93%
Net income (loss)	3,320	(5,585)	(2,935)	88,692	—	83,492	106%
Total comprehensive income (loss)	3,320	(5,585)	(2,935)	88,692	—	83,492	106%

Net cash (used in) provided by operating activities	(1,613)	(5,394)	1,142	62,560	—	56,695	110%
Net cash provided by (used in) investing activities	—	3,660	—	(34,290)	—	(30,630)	112%
Net cash used in financing activities	(713)	—	(3,501)	(1,665)	—	(5,879)	28%

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

As of December 31, 2024, Jinxin Technology Holding Company had made cumulative capital contributions of RMB146.9 million to the WFOE through its intermediate holding company, and had transferred RMB92.7 million to the WFOE by way of intra-group loans. In 2023, 2024 and 2025, the VIE transferred RMB32.0 million, RMB36.8 million and RMB17.6 million to the WFOE, respectively, through intra-group loans. In 2023, 2024 and 2025, the WFOE transferred RMB32.7 million, RMB32.9 million and RMB25.6 million to the VIE, respectively, through repayment of loans. Apart therefrom, no other cash or asset was transferred between Jinxin Technology Holding Company, its subsidiaries, and the VIE in 2023, 2024 and 2025.

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

Going concern

For the year ended December 31, 2025, the Company recorded a net loss attributable to ordinary shareholders of RMB 92,825, compared to net income of RMB 20,271 in the prior year. Management has assessed the Company’s ability to continue as a going concern for a period of at least twelve months from the date of these financial statements. The assessment considered the following factors: Cash flow projections: Based on the Company’s forecasted cash flows for the next twelve months, management expects that existing cash and cash equivalents, together with cash generated from operating activities, will be sufficient to meet the Company’s working capital and debt service requirements. Available financing: The Company has access to unused credit facilities and continues to maintain good relationships with its principal banks. Subsequent to year-end, management has taken steps to manage working capital efficiently and to control discretionary expenditures. Based on the above assessment, management believes that the Company will have adequate financial resources to continue its operations for the foreseeable future, and therefore the financial statements have been prepared on a going concern basis.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in Hong Kong (“HK”) is USD. The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB6.9931, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 1 to 10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed. No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

Category	Estimated useful life
Purchased copyright	1 – 10 years

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2023, 2024 and 2025 was nil.

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

JINXIN TECHNOLOGY HOLDING COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivables, amount due from related parties, accounts payables, amount due to related parties, accrued expenses and other liabilities excluding payroll and welfare payables. As of December 31, 2024 and 2025, the carrying values of these financial assets and liabilities approximate their fair values.

The following table summarizes the carrying values of the Company’s financial instruments that the management believes should be categorized as Level 2:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Financial assets:
Short-term investments	9,085	15,000	2,145

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

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, salaries and other compensation-related expenses to sales and marketing personnel and warranty expenses. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. The Company recorded advertising costs of RMB2,622, RMB7,432 and RMB5,540 (US$792) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Company did not recognize uncertain tax positions as of December 31, 2024 and 2025.

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

Operating lease assets are included within operating lease right-of-use assets, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2024 and 2025.

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

Earnings (loss) per share

Net income (loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share the income. Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary equivalent shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method.

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

3. CONCENTRATION OF RISKS

(a) Concentration of credit risks

Financial instruments that potentially subject the Company, its subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and cash equivalents and accounts receivables. The carrying amounts of cash and cash equivalents represent the maximum exposure to credit risk. As of December 31, 2024 and 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB92,586 and RMB64,269 (US$9,190) in cash and cash equivalents, respectively, which is mainly held in cash and demand deposits with several financial institutions in the PRC, United States of America and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

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

(c) Major customers and supplying channels

For the year ended December 31, 2023, two major clients respectively accounted for 33.9% and 11.3% of the Company’s total revenues. For the year ended December 31, 2024, one client accounted for 35.6% of the Company’s total revenues. For the year ended December 31, 2025, two major clients accounted for 38.4% and 11.4% of the Company’s total revenues. As of December 31, 2024, four customers accounted for 23.7%, 19.5%, 15.9% and 11.4% of the Company’s total accounts receivable. As of December 31, 2025, three customers accounted for 39.3%,36.6% and 20.5% of the Company’s total accounts receivable.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3. CONCENTRATION OF RISKS (cont.)

For the year ended December 31, 2023, four vendors respectively accounted for 21.2%, 19.2%, 17.8% and 14.4% of the Company’s total purchases and two suppliers respectively accounted for 41.1% and 19.6% of the Company’s total accounts payable. For the year ended December 31, 2024, two vendors respectively accounted for 22.7% and 22.7% of the Company’s total purchases and one supplier accounted for 35.7% of the Company’s total accounts payable. For the year ended December 31, 2025, two vendors respectively accounted for 13.4% and 12.1% of the Company’s total purchases and two suppliers respectively accounted for 21.8% and 12.3% of the Company’s total accounts payable.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Cash at bank	92,216	34,738	4,967
Other cash and cash equivalents	370	29,531	4,223
	92,586	64,269	9,190

5. ACCOUNTS RECEIVABLE

Accounts receivable and the allowance for credit losses consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivable	53,843	31,621	4,522
Allowance for credit losses	—	(4,420)	(632)
	53,843	27,201	3,890

As of December 31, 2024 and 2025, all accounts receivable were due from third party customers. As of December 31, 2025, the age of RMB27,201(US$3,890) of the receivables was less than one year, and the age of RMB4,420(US$632) was 1-2 years.. For the accounts receivable as of December 31, 2025, the Company subsequently collected RMB23,901 (US$3,418) in 2026.

An analysis of the allowance for credit losses was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Additional provision charged to expense	—	4,420	632
Balance at the end of the year	—	4,420	632

6. SHORT-TERM INVESTMENTS

Short-term investment comprised of the following:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total	Total
	RMB	RMB	RMB	RMB	US$
Bank Wealth Management	—	15,000	—	15,000	2,145
	—	15,000	—	15,000	2,145

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6. SHORT-TERM INVESTMENTS (cont.)

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Bank Wealth Management	—	9,085	—	9,085
	—	9,085	—	9,085

As of December 31, 2024 and 2025, the Company had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB9,085 and RMB15,000 (US$2,145), respectively. These wealth management products bear a highest expected rate of return ranging from 1.65% – 4.00%. For the years ended December 31, 2023, 2024 and 2025, the Company recorded investment income of RMB1,101, RMB1,452 and investment income of RMB634 (US$91) in the consolidated statements of income and comprehensive income, respectively.

7. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Finished goods	107	2,294	328
	107	2,294	328
Less: inventory write-down	—	—	—
	107	2,294	328

During the years ended December 31, 2023, 2024 and 2025, no inventory write-downs were recorded in cost of revenues, respectively.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
At cost:
Computer and electronic equipment	1,499	1,560	222
Office equipment	219	446	64
Motor vehicles	1,027	1,522	218
Leasehold improvements	1,676	1,677	240
	4,421	5,205	744
Less: Accumulated depreciation	(2,483)	(3,455)	(494)
	1,938	1,750	250

Depreciation expense was RMB566, RMB533 and RMB972 (US$139) for the years ended December 31, 2023, 2024 and 2025, respectively.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9. INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Purchased copyright	80,789	72,415	10,356
Less: accumulated amortization	(19,059)	(27,298)	(3,904)
Balance at the end of the year	61,730	45,117	6,452

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expense was RMB12,501, RMB29,027 and RMB37,762 (US$5,400) for the years ended December 31, 2023, 2024 and 2025, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years and thereafter are as follows:

	RMB	US$
2026	18,521	2,648
2027	9,540	1,364
2028	5,920	847
2029	4,630	662
2030	1,753	251
Thereafter	4,753	680
	45,117	6,452

10. LONG-TERM INVESTMENTS

The Company’s long-term investments consisted of the following:

Equity method investments	Amounts
	RMB	USD
Balance as of December 31, 2023	8,326	1,191
Capital contribution by the Company	3,000	429
Gain attributable to nonconsolidated entity	579	82
Balance as of December 31, 2024	11,905	1,702
Capital contribution by the Company	7,000	1,001
Gain attributable to nonconsolidated entity	957	137
Balance as of December 31, 2025	19,862	2,840

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10. LONG-TERM INVESTMENTS (cont.)

Equity Investee Financial Summary

Summary financial information for our equity investees was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Revenues	43,446	56,720	8,111
Gross profit	27,949	38,447	5,498
Net income	1,506	1,953	279

	For the years ended December 31,
	2024	2025
	RMB	RMB	US$
Total assets	73,390	92,186	13,182
Total liabilities	41,467	51,310	7,337

In June 2016, the Company through its subsidiary, Shanghai Jinxin, and a third company jointly set up Shanghai Diyi Educational Technology Limited (“Shanghai Diyi”). The Company injected capital of RMB10,000, RMB3,000, RMB3,000 and RMB4,000 in July 2020, March 2024, March 2025 and December 2025, respectively, and hold 49.01% of equity interest in Shanghai Diyi. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

11. SHORT-TERM BORROWING

As of December 31, 2025, the short-term borrowings were for working capital and capital expenditure purposes.

	As of December 31,
	2024	2025
	RMB	RMB	US$
China Merchants Bank Co., Ltd. Shanghai Branch	—	15,000	2,145
	—	15,000	2,145

As of December 31, 2025, the Company had an outstanding loan of RMB15,000 from China Merchants Bank Co., Ltd. Shanghai Branch, bearing interest at 2.4% per annum and maturing on May 20, 2026, which was guaranteed by Shanghai Mihe.

12. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Payroll and welfare payables	2,816	3,027	433
Others	1,729	1,785	255
	4,545	4,812	688

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

Income tax expenses comprised of:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Current	21	—	96	14
Deferred	—	—	—	—
	21	—	96	14

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13. TAXATION (cont.)

Tax saving for the years ended December 31, 2023, 2024 and 2025 amounted to RMB8,978, RMB4,501 and RMB384 (US$55), respectively.

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2023, 2024 and 2025 applicable to the PRC operations to income tax expense were as follows:

	For the years ended December 31,
	2023	2024	2025
Statutory income tax rate	25.00%	25.00%	25.00%
Income tax exemptions and reliefs	(10.75)%	(14.73)%	(5.92)%
Income tax difference under different tax jurisdictions	(0.70)%	(1.40)%	(12.01)%
Non-deductible expense	0.03%	0.32%	(0.08)%
Development & research expense	(7.92)%	(22.20)%	4.16%
Effect of change in valuation allowance	(5.63)%	13.01%	(11.25)%
Income tax expense	0.03%	0.00%	(0.10)%

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset, and included in other assets on the accompanying consolidated balance sheets. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets
Net operating loss carry-forwards	38,955	53,290	7,620
Valuation allowance	(38,955)	(53,290)	(7,620)
Total deferred tax assets	—	—	—

The Company has historically incurred cumulative operating losses and has maintained a full valuation allowance against its net deferred tax assets. As of December 31, 2025, the Company continues to be in a cumulative loss position, and there is significant negative evidence regarding the Company's ability to generate future taxable income.

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

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions.

As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14. Ordinary shares

The Company was incorporated in the Cayman Islands in August 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company authorized 3,500,000,000 shares with US$0.00001428571428 par value and issued 416,920,000 shares to three shareholders in exchange for RMB41 (US$6). As of December 31, 2024 and 2025, the number of outstanding ordinary shares is 1,152,740,747 and 1,423,285,396.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Shanghai Mihe was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2024 and 2025, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2024 and 2025, restricted net assets of the Company’s PRC subsidiaries were RMB273,796 and RMB 225,673 (US$32,271).

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

As of December 31, 2025, the Company recognized operating lease liabilities, including current and non-current, in the amount of RMB5,118 (US$732) and the corresponding operating lease right-of-use assets of RMB4,936 (US$706).

Operating lease costs for the years ended December 31, 2023, 2024 and 2025 were RMB2,902, RMB2,783 and RMB2,645 (US$376) respectively. There was no short-term lease costs for the years ended December 31, 2023, 2024 and 2025.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. LEASES (cont.)

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of December 31, 2025 is as follows:

Operating Leases
2026	3,366
2027	1,517
2028	373
Total lease payment	5,256
Less imputed interest	(138)
Present value of operating lease liabilities	5,118
Less: current obligation	(3,279)
Long-term obligation as of December 31, 2025 (RMB)	1,839
Long-term obligation as of December 31, 2025 (US$)	263

Supplemental disclosure related to operating leases were as follows:

	For the years ended December 31,
	2023	2024	2025
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	2,902	2,679	2,850
Weighted average remaining lease term of operating leases (years)	3.03	2.12	1.50
Weighted average discount rate of operating leases	4.75%	4.75%	4.75%

17. REVENUES

The following table presents the Company’s revenues disaggregated by service lines for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Subscription revenue from users	113,669	70,439	55,872	7,990
Licensing revenues from content aggregators and distributors	188,853	221,415	257,760	36,859
Revenue from content sold to hardware manufacturers	36,385	52,258	39,520	5,651
Revenue from sales of digital educational hardware devices	40,914	46,033	45,542	6,512
Other revenue*	—	16,254	14,330	2,050
	379,821	406,399	413,024	59,062

*	Other revenue primarily represents provision of online public sentiment monitoring service and public relation service to the main broadcast operators which commenced in 2024 and the revenue is recognized at the point in time when the quarterly statement is mutually agreed upon between the Company and the customers.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. REVENUES (cont.)

The following table presents the Company’s revenues by timing of transfer of goods or services for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenue recognized over time	113,669	70,439	82,319	11,772
Revenue recognized at a point of time	266,152	335,960	330,705	47,290
	379,821	406,399	413,024	59,062

The amount of revenues recognized that was included in the contract liabilities at the beginning of the year were RMB55,474, RMB24,524 and RMB22,584 (US$3,229) for the years ended December 31, 2023, 2024 and 2025, respectively.

18. SHARE BASED COMPENSATION

Share option plan (the “2016 Plan”)

On April 6, 2016, the shareholders and Board of Directors of the Company approved the 2016 Plan. Under the 2016 Plan, the maximum aggregate number of shares that may be issued shall not exceed 130,666,669. The terms of the options shall not exceed ten years from the date of grant. All share options to be granted under the 2016 Plan have a contractual term of six years and generally vest over 2 to 4 years in the grantee’s option agreement. The purpose of the 2016 Plan is to attract and retain exceptionally talented and qualified individuals, and to motivate them to exercise their best efforts on behalf of the Company through valuable incentives and awards. In 2024, the Company signed renewal agreements with employees whose contractual terms were expiring, extending the contractual terms by three years. As of March 31, 2025, all share awards for an aggregate of 130,666,669 ordinary shares have been granted and have vested pursuant to the 2016 Plan.

A summary of the employee equity award activity under the 2016 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		RMB	RMB	Years	RMB
Outstanding, December 31, 2024	49,270,000	0.06	0.06	1.1	—
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Exercised	(14,270,000)	—	—	—
Outstanding, December 31, 2025	35,000,000	0.06	0.05	—	—
Vested and expected to vest on December 31, 2025	35,000,000	0.06	0.05	—	—
Exercisable on December 31, 2025	35,000,000	0.06	0.05	—	—

The fair value at grant date is independently determined using the binomial model that takes into account underlying assets, exercise price, expected volatility, risk-free interest rate, expected life, and expected dividend yield at date of grant.

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

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18. SHARE BASED COMPENSATION (cont.)

Share incentive plan (the “2025 Plan”)

On January 5, 2025, the shareholders and Board of Directors of the Company approved the 2025 Plan. Under the 2025 Plan, the maximum aggregate number of shares that may be issued shall not exceed 63,082,980. On April 27, 2025, the Company adopted the Amended and Restated 2025 Plan, pursuant to which the maximum aggregate number of Ordinary Shares available for grant of awards is increased to 192,502,980.

The terms of the options shall not exceed ten years from the date of grant. The purpose of the 2025 Plan is to selected directors, employees and other eligible persons to incentivize their performance and align their interests with the Company. Under the 2025 plan, restricted shares may be granted to staff members, consultants and non-employee directors

A summary of the restricted share activities under the 2025 Plan is stated below:

	Number of shares	Weighted- average grant-date fair value
		RMB
Outstanding, December 31, 2024	—	—
Granted	101,291,864	0.42
Vested	(101,291,864)	(0.42)
Canceled/Forfeited	—	—
Outstanding, December 31, 2025	—	—

The restricted shares granted in 2025 were issued with no requisite service period or performance conditions and vested immediately upon grant. The fair value of the restricted shares was determined based on the closing price of the Company’s ordinary shares on the respective grant dates. This closing price represented the observable market price at the grant date and was used as the best estimate of fair value for the restricted shares. Total share-based compensation cost for the restricted shares amounted to RMB42,047 for the year ended December 31, 2025. The Company determined the fair value of restricted shares based on its stock price on the date of grant.

19. RELATED PARTY TRANSACTIONS

a) related parties

Shanghai Xiyan Enterprise Management Center	Non-controlling shareholder of the Company’s subsidiary
Shanghai Diyi	Equity investee of the Company

b) Amount due from related parties

		As of December 31,
Name of Related Party	Nature	2024	2025
		RMB	RMB	US$
Shanghai Diyi	Account receivables	757	321	46
Shanghai Xiyan Enterprise Management Center	Deposit, Prepaid rent fee	45	—	—
		802	321	46

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. RELATED PARTY TRANSACTIONS (cont.)

c) Amount due to related parties

		As of December 31,
Name of Related Party	Nature	2024	2025
		RMB	RMB	US$
Shanghai Diyi	Advance from Customer	7	—	—
		7	—	—

d) Revenues — Related Party

	For the years ended December 31,
Name of Related Party	2023	2024	2025
	RMB	RMB	RMB	US$
Shanghai Diyi	3,745	5,576	7,121	1,018
Shanghai Xiyan Enterprise Management Center	250	—	—	—
	3,995	5,576	7,121	1,018

e) Cost of revenues — Related Party

	For the years ended December 31,
Name of Related Party	2023	2024	2025
	RMB	RMB	RMB	US$
Shanghai Diyi	1,420	2,580	5,255	751

f) General and administrative expense — Lease expense

	For the years ended December 31,
Name of Related Party	2023	2024	2025
	RMB	RMB	RMB	US$
Shanghai Xiyan Enterprise Management Center	252	220	—	—

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,995	7,549	1,079
Amount due from subsidiaries	244,981	241,409	34,521
Other current assets	—	800	114
Total current assets	255,976	249,758	35,714

Non-current assets
Intangible assets	12,504	10,947	1,565
Investment in subsidiaries	(126,637)	(167,698)	(23,979)
Total non-current assets	(114,133)	(156,751)	(22,414)
Total assets	141,843	93,007	13,300

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accounts payable	1,642	—	—
Amount due to subsidiaries	8,231	9,142	1,307
Total liabilities	9,873	9,142	1,307

Shareholders’ equity:
Ordinary shares ((US$0.00001428571428 par value; 3,500,000,000 and 3,500,000,000 shares authorized; 1,152,740,747 and 1,423,285,396 issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	119	126	18
Additional paid-in capital	267,626	312,339	44,664
Statutory reserve	7,411	7,596	1,086
Accumulated deficit	(143,585)	(238,117)	(34,050)
Accumulated other comprehensive income (loss)	399	1,921	275
Total shareholders’ equity	131,970	83,865	11,993
Total liabilities and shareholders’ equity	141,843	93,007	13,300

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed statement of comprehensive income

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cost of revenues	—	(279)	(489)	(70)
Gross loss	—	(279)	(489)	(70)
Sales and marketing expenses	—	—	(1,199)	(171)
General and administrative expenses	(32)	(43)	(42,836)	(6,125)
Research and development expenses	—	—	(1,709)	(244)
Total operating expenses	(32)	(43)	(45,744)	(6,540)
Operating loss	(32)	(322)	(46,233)	(6,610)
Interest income	4	1	—	—
Investment income	10	—	—	—
Exchange gain (loss)	3,337	3,173	(787)	(113)
Share of profits from subsidiaries and consolidated VIEs	67,178	17,419	(47,327)	(6,767)
Income (loss) before income taxes	70,497	20,271	(94,347)	(13,490)
Income tax expense	—	—	—	—
Net income (loss)	70,497	20,271	(94,347)	(13,490)

Comprehensive income (loss)
Net income (loss)	70,497	20,271	(94,347)	(13,490)
Other comprehensive income
Foreign currency translation adjustment	—	—	1,522	218
Total comprehensive income (loss)	70,497	20,271	(92,825)	(13,272)

Condensed statements of cash flows

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash used in operating activities	(1,613)	(22)	(1,350)	(193)
Net cash used in investing activities	—	(11,141)	(903)	(129)
Net cash (used in) provided by financing activities	(713)	22,100	3,041	435
Effect of exchange rate changes on cash and cash equivalents	—	—	(4,234)	(606)
Net (decrease) increase in cash and cash equivalents	(2,326)	10,937	(3,446)	(493)
Cash and cash equivalents at beginning of year	2,384	58	10,995	1,572
Cash and cash equivalents at end of year	58	10,995	7,549	1,079

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

21. COMMITMENTS AND CONTINGENCIES

In October 2025, the Company’s board of directors approved a share repurchase program (the “2025 Share Repurchase Program”), authorizing the Company to repurchase up to US$2 million of its ordinary shares (including in the form of ADSs) over a period until October 21, 2026. Repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, or through other legally permissible means, subject to market conditions and applicable rules and regulations, including Rule 10b-18 and Rule 10b-5 of the Exchange Act, as well as the Company’s insider trading policy. As of December 31, 2025, no shares had been repurchased under this program (or if any, state the amount).

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

22. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2025 up through April 28, 2026, which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements.